SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 15, 2010

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Office of the Chairman

11 June 2010

Dear Shareholder

When I wrote to you a month ago I promised to keep you up to date with the Australian Government’s proposed super tax on the resources industry.

I am writing to you again because I believe it is important that shareholders are fully informed about events which directly impact our Company. Of course I feel very strongly about protecting the interests of our shareholders and the resources industry, but I feel just as passionately about the future of Australia.

From your letters and emails I know that many of you share my concerns.

One of the key questions you asked is why BHP Billiton and the resources industry do not engage in more consultation with the Government to find a solution in Australia’s best interests. This is a fair – and important – question and we are very disappointed that consultation has not been possible. For reasons we do not understand the Government chose not to undertake consultation on the nature and design of the proposed super tax prior to its announcement.

We always welcome the opportunity to consult but unfortunately (and despite our efforts) there has been no acknowledgement by the Government of the major flaws of the proposed tax and the significant impact on the industry. Attached to this letter is a summary of the debate so far. It shows that:

* Australian Governments have traditionally engaged with industry on major taxation reform prior to it being announced.
* The Government has not accurately represented the level of taxes we pay on our Australian operations and we have sought to correct the record.
* Substantive redesign of this proposed tax is necessary and, if this can’t address its fundamental failings, it should be abandoned.
* Applying the Petroleum Resource Rent Tax (PRRT) model to mineral resources does not address most of the fundamental failings of the proposed super tax. As I write, there is speculation that the PRRT is a solution. It isn’t.

BHP Billiton has said that we are not against tax reform but believes the four principles of sound tax reform are not present in the proposed super tax. We believe any new tax on the minerals resources industry should:

1. Not fundamentally change the rules of the game on existing projects, both as a matter of fairness, and so as to protect Australia’s reputation as a stable place for investment.
2. Make sure the overall tax is competitive with other mineral resources countries, or Australia will lose investment to countries with more attractive tax rates.
3. Vary in rate by the kind of mineral resources mined, because the investment and financial characteristics of individual minerals are different.
4. Be applied on the value of minerals alone – and not unintentionally penalise investments in infrastructure, processing or other support activities.

Keeping shareholders informed

By the time you receive this letter we will have held some information sessions. After our upcoming financial results in August we expect to hold further sessions throughout the rest of the year as part of our retail shareholder program. You will find more information including updates on our website at www.bhpbilliton.com

I will keep you up to date on this critical issue with further letters and on our website.

Yours sincerely

Jac Nasser AO
Chairman

The Australian Government needs to understand the real world impact of the proposed super tax or it will hurt the Australian minerals industry and hurt Australia’s future.

Australian Governments have traditionally engaged with industry on major taxation reform – the same needs to happen now

Before the Hawke Labor Government committed itself to the Petroleum Resource Rent Tax, three public papers were released and open for discussion for six months.

When then Treasurer Paul Keating and then Minister for Energy and Resources Peter Walsh announced their intention in June 1984 to introduce a Resource Rent Tax (RRT) on undeveloped offshore petroleum projects, they said in a joint statement:

‘In its consideration of possible RRT arrangements for the petroleum sector, the Government released three papers for public discussion.’
‘Comments were invited and received on these papers and consultations have been held with the industry and the States. The Government has given very careful consideration to the views of the industry and the States and, in doing so, has modified significantly its initial thinking on a number of aspects of the RRT.’

The tax was enacted over three years after this announcement. This process of genuine consultation allowed Government to make the significant changes necessary for the tax to be workable and achieve its tax reform objectives.

The Government has unfortunately not consulted on the design or impact of the super tax

In contrast, the proposed super tax was developed by Commonwealth Treasury and accepted by the Government without consultation. Therefore the Government missed the opportunity to have Treasury’s theory tested by practical experience and industry knowledge.

This view is supported by many Australians, including Sir Rod Eddington, the Government-appointed, inaugural chair of Infrastructure Australia, who earlier this month called upon the Government to engage in proper consultation with the resources industry.

Since the Government introduced the proposal on 2 May, meetings with Government representatives have been about how the tax would be brought in, with no acknowledgement of the major design features (and flaws) of the tax such as the 40 per cent rate and application to existing projects, or on the impacts of the tax on the resources industry and investment in Australia.

Government has misrepresented the tax we pay on our Australian operations

We are also disappointed that in the public debate the Government has misrepresented the level of taxes we pay on our
Australian operations.

* On 3 May, the Government told ABC Radio that BHP Billiton and Rio Tinto were 40 per cent and 70 per cent foreign owned respectively and that ‘their massively increased profits…built on Australian resources are mostly, in fact, going overseas’. This is not true, with BHP Billiton having around 500,000 Australian shareholders.
* For the next three weeks Government Ministers continued to repeat these comments, adding that we paid 13 to 17 per cent tax on our Australian profits. Again, this is not true.
* Finally, late last month, after further attacks on our integrity we were forced to issue a statement saying:

‘At the time the Australian Government announced its proposed new super tax, BHP Billiton clearly stated that in the 2009 financial year it paid total taxes to Australian governments of A$6.3 billion, resulting in an effective tax rate of around 43 per cent.

It concerns BHP Billiton that inappropriate conclusions appear to have been drawn from a study by two academics from a United States university. A more accurate and meaningful method is to use the actual tax payments and returns submitted by companies in Australia.

Total taxes paid by BHP Billiton’s Australian operations in relation to the financial years 2004 to 2009 inclusive exceeds A$24 billion.

The 2009 earnings of BHP Billiton’s Australian operations were almost fully reinvested back in Australia in the form of taxes, royalties, capital applied to new and existing projects and dividends to shareholders.’

Substantive redesign of this proposed tax is essential

It is not only Australia’s large minerals companies expressing concern. Small and medium sized mining companies have publicly expressed their concern about the tax. Simon Bennison CEO of Association of Mining and Exploration Companies said:

‘The Federal Government’s economic modelling of the Resource Super Profits Tax is theoretically and fundamentally flawed, as it takes no account of decision making in the real world.’

David Murray, the Chairman of The Future Fund, and former Commonwealth Bank managing director, said this month that:
‘...if we can’t achieve a design that does not penalise the existing projects – that’s a sovereign risk issue –
and a design that does not discriminate between recurrent spending and long-term intergenerational wealth creation; if those things can’t be done, the tax should be abandoned.’

There are now several expert reports that demonstrate the tax will cut investment in the Australian minerals industry and negatively affect Australia’s economic future.

In early June, Access Economics economist, Chris Richardson, said the super tax will slow investment in Australia, and the positive impacts found by Treasury modelling would take 50 to 100 years to achieve. A KPMG report prepared for the Minerals Council of Australia shows that the super tax will likely result in deferrals or cancellations of Australian minerals projects in the short to medium term.

Applying the Petroleum Resource Rent Tax (PRRT) model to minerals does not address the fundamental failings of the proposed super tax

Many commentators have realised the inherent and fundamental flaws in the proposed super tax. Some have suggested the PRRT would provide a more suitable model.

But the petroleum industry and the minerals industry are very different, and applying the PRRT model to minerals will still result in deferrals and cancellations of Australian mining projects.

Around the world minerals are taxed differently to petroleum

A key principle is to recognise that the minerals industry is different to the petroleum industry. While the PRRT is internationally competitive for petroleum it is not competitive for the minerals industry. KPMG states, in its report for the Minerals Council of Australia, that:

‘Internationally, the tax treatment of oil and gas typically differs from the tax treatment of mineral resources. International practice is that petroleum is almost invariably taxed at higher rates than mineral resources.’

The 40 per cent super tax rate, in addition to company tax, will make the Australian mineral resources industry the highest taxed in the world and uncompetitive with other resource-rich nations. An uncompetitive tax rate is a fundamental problem. Also, when the PRRT was introduced, it only applied to new projects - not existing projects. By contrast, the super tax will apply to existing projects, fundamentally changing the rules when billions of dollars have already been invested.

Tax reform needs to be principled

Simply adapting the super tax to mirror the PRRT does not address the four principles upon which sound tax reform should be based to ensure strong future investment in mining for the benefit of Australia.

1. Any additional tax must only apply to new investments. Changing the rules of the game after the investment has been made carries the risk that Australia will be seen as a less attractive place to invest than other countries.
2. The overall tax rate should not make the Australian mineral resources industry less internationally competitive. An additional 40 per cent resource tax is just too high. It would make Australia the highest taxing country of mineral resources in the world.
3. The tax rate should acknowledge that different minerals generate different rates of profit and vary accordingly.
4. Any new tax should apply only to the actual minerals and not to infrastructure, downstream processing, manufacturing or transport.

Ten reasons why BHP Billiton is concerned about the Australian Government’s proposed super tax

1. The proposed tax will put Australia’s future prosperity at risk.
2. Australia’s mineral resources industry would become globally uncompetitive.
3. Other resource-rich countries have previously got this wrong and it took them many years to recover.
4. There was no industry consultation.
5. Consequently the proposed super tax is flawed in design. It will not operate as intended in the real world.
6. The tax will apply to existing operations – materially changing the rules halfway through the game after billions of dollars have already been invested.
7. This means many investors will think twice before making another investment in Australia – this is sovereign risk.
8. Less future investment means fewer jobs being created and fewer opportunities for future generations of Australians.
9. It puts at risk an industry that is the backbone of the Australian economy.
10. The negative impact of this added tax will unfavourably affect all Australians.

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom
The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : June 15, 2010	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary